Com2000, Inc.

1575 W Horizon Ridge Pkwy, #531401

 Henderson, NV 89012

Via EDGAR

February 28, 2022

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: David Edgar

Re: Com2000, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed February 1, 2022

File No. 333-260491

Dear Mr. Edgar:

I write on behalf of Com2000, Inc., (the “Company”) in response to Staff’s letter of February 14, 2022, by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 1 to Registration Statement on Form S-1, filed February 1, 2022 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Amendment No.1 to Form S-1 filed February 1, 2022

Dilution, page 17

1. We note your response to prior comment 4. Please clarify that the tabular disclosure presented in this section does not give effect to any shares sold by the existing shareholders in the secondary offering.

In response to this comment, the Company added the clarification that the tables do not give effect to any shares to be sold by the Selling Stockholders in the Secondary Offering.

Directors, Executive Officers, Promoters and Control Persons, page 28

2. We note your response to prior comment 5. However, we are unable to locate disclosure that provides specific dates of service for the past and present occupations held for each of your executive officers and chairman during the past five years as required by Item 401(e) of Regulation S-K. Please advise or revise.

In response to this comment, the Company included specific dates of services for the employment history of its officer and directors.

Narrative to Summary Compensation Table, page 31

3. We note your response to prior comment 6 and revised disclosure regarding work services the Company received from its Corporate Secretary and President and the outstanding loans owed to these individuals. Please clarify the material terms of the employment agreement or arrangement, whether written or unwritten, with each of your named executive officers and file any written agreements as exhibits to your registration statement. Refer to Item 402(o) of Regulation S-K.

In response to this comment, the Company included the Contractor Agreements with Victor Tong and Webplus, Inc., in which Jacob Lakhany is CEO, as exhibits to the registration statement and included the terms of those agreements in the narrative to the Summary Compensation Table.

Sincerely,

/s/ Jacob Lakhany

Jacob Lakhany

President